Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 16, 2005

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on November 15 2005, entitled “AMERICA MÓVIL AND VODAFONE PARTNER TO DELIVER INTERNATIONAL ROAMING SERVICES”.

AMERICA MÓVIL AND VODAFONE PARTNER TO
DELIVER INTERNATIONAL ROAMING SERVICES

Vodafone, the world’s leading mobile network operator, today announces it has signed a ground-breaking, group wide Co-operation Agreement with América Móvil, the leading mobile operator in the Latin American region, covering 53 countries* across the Americas, Africa, Europe and Asia.  Under the terms of the agreement América Móvil and Vodafone will deliver international roaming services to customers, together with dual-branded market communications.

As part of the agreement, the companies will also seek to extend their co-operation to offer harmonized customer service to their Multinational Corporate clients.

The mutually beneficial partnership will provide Vodafone, its subsidiaries, affiliates and Partner Network customers’ with seamless access to Vodafone’s international mobile services whilst travelling in Latin America.  Similarly, América Móvil customers will enjoy the benefits of Vodafone’s roaming services across its extensive global footprint.  Initial services available will include Voice and GPRS Roaming services, Preferred Roaming and Virtual Home Environment. In a second stage, Prepaid Roaming and Prepaid Roaming Top-Up services will be made available.

“Our strategic partnership with América Móvil significantly increases our roaming footprint, for the first time enabling our customers to access their favourite Vodafone services whilst travelling in Latin America”, said Arun Sarin, Chief Executive at Vodafone.  “It is our intention to work together to introduce enhanced offerings to our Multinational customers and where possible to work on joint product development opportunities.”

-    ends –

NOTES TO EDITORS

*                 The  53 countries covered under the Co-operation agreement between América Móvil and Vodafone are as follows:-

América Móvil wireless operations in 13 Latin American countries, namely: Argentina (CTI Móvil), Brazil (Claro), Colombia (Comcel), Ecuador (Porta), El Salvador (CTE Personal), Guatemala (PCS Guatemala), Honduras (PCS Honduras), Mexico (Telcel), Nicaragua (Enitel)  and Uruguay (CTI Móvil Uruguay), in a first stage. To follow: Chile (Smartcom), Peru (Claro Peru) and Paraguay (CTI Móvil Paraguay)

Vodafone’s 17 subsidiaries (Albania, Australia, Czech Republic, Egypt, Germany, Greece, Hungary, Ireland, Japan, Malta, Netherlands, New Zealand, Portugal, Romania, Spain, Sweden and the UK), five joint ventures (Italy, Fiji, Kenya, Poland and South Africa), three associates (Belgium, France and Switzerland), one investment (China) and 14 existing Partner Networks (Austria, Bahrain, Croatia, Cyprus, Denmark, Estonia, Finland, Hong Kong, Iceland, Kuwait, Lithuania, Luxembourg, Singapore and Slovenia).

The agreement does not include Tracfone or Verizon Wireless in the United States.

For further information:

Vodafone Group

Media Relations
Tel:  +44 (0) 1635 664444

Investor Relations
Tel:  +44 (0) 1635 664447

About América Móvil

America Móvil is the leading provider of wireless services in Latin America. It has more than 83 million wireless subscribers in the Americas.

For more information, please visit www.americamovil.com

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications.  Vodafone has equity interests in 27 countries and Partner Networks in a further 14 countries, with a proportionate customer base of over 171 million.

For more information, please visit www.vodafone.com

© Vodafone Group 2005. VODAFONE and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 16, 2005	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary